

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 28, 2008

Robert R. Gilmore
Treasurer and Chief Financial Officer
Aurelio Resource Corporation
5554 South Prince Street, Suite 200
Littleton, CO 80120

      Re: **Aurelio Resource Corporation**
            Form 10-KSB for the Fiscal Year Ended December 31, 2007
            Filed April 2, 2008
            File No. 0-50931

Dear Mr. Gilmore:

      We have reviewed your filings, and have the following engineering comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

Form 10-KSB for the Fiscal Period Ended December 31, 2007

Resource Evaluation – Hill Copper-zinc Project, page 15

1.   Mineralized material or deposit is a mineralized body which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade. Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility. Mineralized material should only be reported as an in-place tonnage

and grade and should not be disclosed as units of product, such as ounces of gold or pounds of copper, as these estimates of metal, contained or otherwise, may be confused with reserves, salable product, and revenue. Please note that mineralized material does not include material reported as reserves, and volumes and grades estimated by using geologic inference, which are sometimes classed as inferred or possible by some evaluators. Please state your minimum drill hole spacing necessary to establish continuity and/or other criteria necessary to estimate proven, probable reserves and/or mineralized material within your filing.

2.   You disclose a copper equivalent grade of 0.56% Copper. Please disclose how this equivalent grade was calculated, which metals and prices were used, and the basic assumed metallurgical processes. For example based on the material types, would lead (Pb) be recovered by a leaching SXEW process or through flotation, smelting, and refining. Please clarify whether you would recover all metals by each process, have process limitations or any other considerations.

3.   You disclose an analysis of the MAN, South Courtland, and Cortland zones resulting in an estimate of mineralized material. Please forward to our engineer as supplemental information and not as part of your filing, your summary information that establishes the tonnage and grade of your materials designated as mineralized material. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- General drill-hole map showing drill intercepts

- Representative geologic cross-section and drill log

- Description and examples of your cut-off calculation procedures.

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves or mineralized material.

- A description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and/or executive summaries of mining/processing plans.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

4.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding the comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief